

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2016

Via E-mail
Mr. Scott R. Peterson, Esq.
Vice President & General Counsel
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515

> **Re: Benchmark Electronics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 10, 2016**
> **File No. 001-10560**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Quorum, Voting Requirements and Other Matters, page 6

1.   We note the last two sentences of the fifth paragraph of this section, which address a scenario where a Board nominee becomes unavailable to serve. Please revise this language so that it is consistent with Rule 14a-4(c)(5). Similar language appears elsewhere in your filing.

2.   Disclosure states that withholding authority to vote with respect to the election of directors will have the effect of a vote against the proposal. Please advise how this is so if plurality voting is in effect.

Proposal 3, page 45

3.   Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Expenses of Solicitation, page 51

4.   Please state the material features of any contract or arrangement with MacKenzie, the cost or anticipated cost thereof and the approximate number of MacKenzie employees who will solicit security holders. See Item 4(b)(3) of Schedule 14A.

5.   Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation. See Item 4(b)(4) of Schedule 14A.

Date of Submission of Shareholder Proposals, page 51

6.   Please describe in your response how it was determined that February 2, 2016 was the deadline to submit proposals at the meeting.

Form of proxy

7.   Please provide a means for security holders to vote against each nominee, given that a majority voting standard may be in effect. See Instruction 2 to Rule 14a-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew R. Thompson, Esq.
        Cravath, Swaine & Moore LLP